Filed by Tokyo Electron Limited

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tokyo Electron Limited; Applied Materials, Inc.; TEL-Applied Holdings B.V.

Commission File No. 132-02780

AMENDMENT OF EXTRAORDINARY REPORT

Filed on: May 16, 2014

To: The Director General of the Kanto Local Finance Bureau

Corporate Name:	Tokyo Electron Limited

Name and Title of Representative:	Tetsuro Higashi
President and Representative Director

Address of Head Office:	3-1 Akasaka 5-chome, Minato-ku, Tokyo

Telephone Number:	03-5561-7000

Administrative Person to Contact:	Yuki Maejima
Director of General Affairs Dept.

Nearest Place to Contact:	3-1 Akasaka 5-chome, Minato-ku, Tokyo

Telephone Number:	03-5561-7000

Administrative Person to Contact:	Yuki Maejima
Director of General Affairs Dept.

Place at which a Copy of this Extraordinary Report is Available for Public Inspection

Name:	Tokyo Stock Exchange, Inc.

Address:	2-1, Kabutocho, Nihonbashi
Chuo-ku, Tokyo

1.	Reasons for Filing of Amendment of Extraordinary Report

Since Tokyo Electron Limited (“Tokyo Electron”) agreed with Applied Materials, Inc. (President and CEO: Gary Dickerson) (“Applied Materials”, each of Tokyo Electron and Applied Materials a “Company,” and together, the “Companies”) to combine their respective businesses through a merger of equals (the “Business Combination”) and executed a business combination agreement (the “Business Combination Agreement”) for implementation of the Business Combination (as amended, the “Business Combination Agreement”). Tokyo Electron filed the Extraordinary Report on February 19, 2014 pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Sub-paragraph 6-2 of the Cabinet Office Ordinance Concerning Disclosure of Contents, etc. of Companies.

As a part of the Business Combination, a share exchange (the “Tokyo Electron Share Exchange”) will be effected between Tokyo Electron and newly-formed TEL Japan GK (Representative Partner: Tokyo Electron) (the “Tokyo Electron Share Exchange Sub”), pursuant to which (1) Tokyo Electron Share Exchange Sub will become a wholly-owning parent company of Tokyo Electron and (2) Tokyo Electron will become a wholly-owned subsidiary of Tokyo Electron Share Exchange Sub, and the consideration for share exchange will be the ordinary shares of a holding company organized under the laws of the Netherlands to be the wholly owning parent company of Tokyo Electron and Applied Materials after the Business Combination (“HoldCo”), and Applied Materials and a subsidiary of HoldCo (Delaware, the U.S.) will effect a triangular merger (“Applied Materials Merger”), with Applied Materials surviving the Applied Materials Merger as a subsidiary of HoldCo and each issued and outstanding share of Applied Materials will be converted into the right to receive one ordinary share of HoldCo.

Pursuant to the Business Combination Agreement, Tokyo Electron, based on a resolution of a board of directors meeting on May 14, 2014, executed a share exchange agreement (the “Tokyo Electron Share Exchange Agreement”) with Tokyo Electron Share Exchange Sub. As a result of the execution of the Share Exchange Agreement, Tokyo Electron is filing this Amendment of Extraordinary Report pursuant to Article 24-5, Paragraph 5 of the Financial Instruments and Exchange Act.

The effective date of the Tokyo Electron Share Exchange is set for September 24, 2014 in the current Tokyo Electron Share Exchange Agreement. However, since the Tokyo Electron Share Exchange is a part of the Business Combination and the Business Combination Agreement provides various conditions precedent for closing, the timing of consummation of which are dependent on the satisfaction or waiver of various conditions under the Business Combination Agreement. The Business Combination, including Tokyo Electron Share Exchange, shall take place generally on a date to be designated jointly by Tokyo Electron and Applied Materials, which shall be no later than the 10th business day after the satisfaction or waiver of each of all the conditions set forth in the Business Combination Agreement. Therefore, the effective date set forth in the current Share Exchange Agreement is tentative and may be changed to a different date depending on when the conditions of the Business Combination are satisfied or waived (see Note). Pursuant to the Companies Act of Japan, in the event that the effective date of the Tokyo Electron Share Exchange is changed, Tokyo Electron will issue a public notice of the new effective date of the Tokyo Electron Share Exchange no later than the day preceding the effective date set before the change.

(Note)	The specific process to change the effective date will be as follows: In the case where it turns out that the conditions precedent of the Business Combination will have not yet been satisfied or waived as of the effective date (September 24, 2014) set forth in the current Tokyo Electron Share Exchange Agreement, Tokyo Electron and Applied Materials plan to postpone the effective date to a later date after September 24, 2014, before which date each of all the conditions precedent of the Business Combination Agreement are expected to have been satisfied or waived. After that, when the timing of the satisfaction or waiver of each of all of the conditions can be predicted, the effective date will be finalized and set on an appropriate date. Considering the delisting process for the Tokyo Electron shares, the listing process for the HoldCo shares, and other necessary procedures, Tokyo Electron and Applied Materials plan to, in accordance with the Business Combination Agreement, set the effective date of the Tokyo Electron Share Exchange as the 10th business day after the satisfaction or waiver of all the conditions precedent of the Business Combination Agreement unless otherwise agreed by the parties.

(Note)	Tokyo Electron intends to implement the merger as an intragroup reorganization after the Business Combination, which will be effective on the same date as the effective date of the Tokyo Electron Share Exchange. Under this merger, Tokyo Electron will be the surviving company and Tokyo Electron Share Exchange Sub will be the dissolving company. In the event that the merger is implemented, Tokyo Electron will become a direct wholly-owned subsidiary of HoldCo, while Tokyo Electron will become an indirect wholly-owned subsidiary of HoldCo as of immediately after the Tokyo Electron Share Exchange.

2.	Portion to be Amended

Portion to be amended is underlined. Nevertheless, amendments to Attachment 1, Attachment 3 and Forward-Looking Statements are not underlined because these are fully replaced to the new descriptions.

1.	Item about the Counterparty of the Tokyo Electron Share Exchange

(Pre-amendment)

(1) Corporate name, Address of Headquarter, Name of Representative, Amount of Capital reserve, Amount of Net Assets, Amount of Total Assets and Business Operation

Corporate name	TEL Japan GK (Note 1 and Note 2)
Address of Headquarter	3-1 Akasaka 5-chome, Minato-ku, Tokyo
Name of Representative	Representative Partner Tokyo Electron Executor Tetsuro Higashi Executor Hirofumi Kitayama
Amount of Capital reserve	1,000,000 yen
Amount of Net Assets	1,000,000 yen
Amount of Total Assets	1,000,000 yen

Business Operation	1.	To manufacture, purchase and sell electronic products and parts, materials and appurtenances thereof;

	2.	To manufacture, purchase and sell physical and chemical appliances and parts, materials and appurtenances thereof;

	3.	To conduct research, development and consulting with respect to electronic products, physical and chemical appliances and parts, materials and appurtenances thereof;

	4.	To acquire and transfer patents and other industrial property rights and to act as an agent in connection therewith; and

	5.	To engage in any other business related to the foregoing.

(Note 1)	Tokyo Electron Share Exchange Sub has not yet been incorporated as of the date of filing this Extraordinary Report. The date of incorporation of the Tokyo Electron Share Exchange Sub is to be determined.
(Note 2)	The company name is as of the date of incorporation. Tokyo Electron and Applied Materials will change the name of the Tokyo Electron Share Exchange Sub prior to, or in conjunction with, the closing of the Business Combination.

(2) Sales amount, Operating Income, Ordinary Income and Net Income of recent three fiscal years

N/A since Tokyo Electron Share Exchange Sub has not yet been incorporated and the first time of the accounting period has not yet come.

(3) Name of Major Shareholders and Shareholding Ratio of Major Shareholders

HoldCo	100% (Scheduled)

(Note)

Tokyo Electron Share Exchange Sub is scheduled to be established as a wholly-owned subsidiary of Tokyo Electron and will become a wholly-owned subsidiary of HoldCo (incorporated on January 6, 2014) prior to the completion of the Tokyo Electron Share Exchange. In addition, the company name of HoldCo as of the date of incorporation is TEL-Applied Holdings B.V. Tokyo Electron and Applied Materials will change the name of HoldCo prior to, or in conjunction with, the closing of the Business Combination.

(4) Capital, Personnel and Business Relationship with Tokyo Electron

Capital Relationship	Tokyo Electron Share Exchange Sub is scheduled to be established as a wholly-owned subsidiary of Tokyo Electron and will become a wholly-owned subsidiary of HoldCo prior to the completion of the Tokyo Electron Share Exchange.

Personnel Relationship	Tetsuro Higashi and Hirofumi Kitayama, Representative Directors of Tokyo Electron, will be Executors of the Tokyo Electron Share Exchange Sub.

Business Relationship	N/A

(Post-amended)

(1) Corporate name, Address of Headquarter, Name of Representative, Amount of Capital reserve, Amount of Net Assets, Amount of Total Assets and Business Operation

Corporate name	TEL Japan GK (Note)
Address of Headquarter	3-1 Akasaka 5-chome, Minato-ku, Tokyo
Name of Representative	Representative Partner Tokyo Electron Executor Tetsuro Higashi Executor Hirofumi Kitayama
Amount of Capital reserve	1,000,000 yen
Amount of Net Assets	1,000,000 yen
Amount of Total Assets	1,000,000 yen

Business Operation	1.	To manufacture, purchase and sell electronic products and parts, materials and appurtenances thereof;

	2.	To manufacture, purchase and sell physical and chemical appliances and parts, materials and appurtenances thereof;

	3.	To conduct research, development and consulting with respect to electronic products, physical and chemical appliances and parts, materials and appurtenances thereof;

	4.	To acquire and transfer patents and other industrial property rights and to act as an agent in connection therewith; and

	5.	To engage in any other business related to the foregoing.

(Note)	The company name is as of the date of incorporation. Tokyo Electron and Applied Materials will change the name of the Tokyo Electron Share Exchange Sub prior to, or in conjunction with, the closing of the Business Combination.

(2) Sales amount, Operating Income, Ordinary Income and Net Income of recent three fiscal years

N/A since Tokyo Electron Share Exchange Sub has not yet experienced the first time of the accounting period.

(3) Name of Major Shareholders and Shareholding Ratio of Major Shareholders

HoldCo	100% (Scheduled)

(Note)	Tokyo Electron Share Exchange Sub was established as a wholly-owned subsidiary of Tokyo Electron and will become a wholly-owned subsidiary of HoldCo (incorporated on January 6, 2014) prior to the completion of the Tokyo Electron Share Exchange. In addition, the company name of HoldCo as of the date of incorporation is TEL-Applied Holdings B.V. Tokyo Electron and Applied Materials will change the name of HoldCo prior to, or in conjunction with, the closing of the Business Combination.

(4) Capital, Personnel and Business Relationship with Tokyo Electron

Capital Relationship

Tokyo Electron Share Exchange Sub was established as a wholly-owned subsidiary of Tokyo Electron and will become a wholly-owned subsidiary of HoldCo prior to the completion of the Tokyo Electron Share Exchange.

Personnel Relationship	Tetsuro Higashi and Hirofumi Kitayama, Representative Directors of Tokyo Electron, are Executors of the Tokyo Electron Share Exchange Sub.
Business Relationship	N/A

3.	Method of the Tokyo Electron Share Exchange, Outline of the Allotment Pursuant to the Tokyo Electron Share Exchange and Other Contents of Tokyo Electron Share Exchange Agreement

(1) Method of the Tokyo Electron Share Exchange

(Pre-amendment)

Pursuant to the share exchange agreement which will be executed between Tokyo Electron and Tokyo Electron Share Exchange Sub (“Tokyo Electron Share Exchange Agreement”), the Tokyo Electron Share Exchange will be commenced in the form of triangular share exchange where each issued and outstanding share of Tokyo Electron will be exchanged for ordinary shares of HoldCo, and, as a result of the the Tokyo Electron Share Exchange, Tokyo Electron will be a wholly-owned subsidiary and Tokyo Electron Share Exchange Sub will be a wholly-owning parent. As mentioned in the above “1. Reasons for Filing”, the Tokyo Electron Share Exchange will be commenced as a part of the Business Combination and the outline of the Business Combination is as follows.

(the rest omitted)

(Post-amendment)

Pursuant to the Tokyo Electron Share Exchange Agreement executed on May 14, 2014, the Tokyo Electron Share Exchange will be commenced in the form of triangular share exchange where each issued and outstanding share of Tokyo Electron will be exchanged for ordinary shares of HoldCo, and, as a result of the the Tokyo Electron Share Exchange, Tokyo Electron will be a wholly-owned subsidiary and Tokyo Electron Share Exchange Sub will be a wholly-owning parent. As mentioned in the above “1. Reasons for Filing”, the Tokyo Electron Share Exchange will be commenced as a part of the Business Combination and the outline of the Business Combination is as follows.

(the rest omitted)

(2) Outline of the Allotment Pursuant to the Tokyo Electron Share Exchange

(a) Outline of the Allotment Pursuant to the Tokyo Electron Share Exchange (Holdco Share Exchange Ratio)

(Pre-amendment)

Number of HoldCo Ordinary Shares each Share of Tokyo Electron Common Stock will be Exchanged For Pursuant to the Tokyo Electron Share Exchange (See Note 1)	3.25
Total Number of HoldCo Ordinary Shares to be Issued to Tokyo Electron Shareholders in the Tokyo Electron Share Exchange (See Note 2)	582,359,973

(partially omitted)

(Note 2)	Number of new ordinary shares to be distributed by HoldCo to Tokyo Electron Shareholders (Scheduled) The above has been calculated based on Tokyo Electron’s total number of outstanding shares excluding treasury shares (179,187,684 shares) as of September 20, 2013, the last full trading day immediately preceding the execution date of the Business Combination Agreement.

(Note 3)	No fractional shares will be issued in connection with the Business Combination. Shareholders of Tokyo Electron who would be entitled to receive fractional shares of HoldCo will receive in the alternative a cash payment calculated in accordance with the terms of the Tokyo Electron Share Exchange Agreement.

(partially omitted)

(Note 5)	HoldCo Share Exchange Ratio with respect to the Applied Materials Merger is as follows:

Number of HoldCo Ordinary Shares each Share of Applied Materials Common Stock will be Converted Into Pursuant to the Applied Materials Merger (See Note 5-1)	1
Total Number of HoldCo Ordinary Shares to be Issued to Applied Materials Stockholders in the Applied Materials Merger (See Note 5-2)	1,204,053,948

(partially omitted)

(Note 5-2)	Number of new ordinary shares to be distributed by HoldCo to Applied Materials Stockholders (Scheduled) The above has been calculated based on Applied Materials’s total number of outstanding shares excluding treasury shares (1,204,053,948 shares) as of September 18, 2013, the last full trading day immediately preceding the execution date of the Business Combination Agreement.

(Note 5-3)	No fractional shares will be issued in connection with the Business Combination. Stockholders of Applied Materials who would be entitled to receive fractional shares of HoldCo will receive in the alternative a cash payment equal to such stockholder’s pro rata share of the proceeds of the fractional shares sold in a commercially reasonable manner.

(Post-amendment)

Number of HoldCo Ordinary Shares each Share of Tokyo Electron Common Stock will be Exchanged For Pursuant to the Tokyo Electron Share Exchange (See Note 1)	3.25
Total Number of HoldCo Ordinary Shares to be Issued to Tokyo Electron Shareholders in the Tokyo Electron Share Exchange (See Note 2)	582,406,373

(partially omitted)

(Note 2)	Number of new ordinary shares to be distributed by HoldCo to Tokyo Electron Shareholders (Scheduled) The above has been calculated based on Tokyo Electron’s total number of outstanding shares excluding treasury shares (179,201,961 shares) as of March 31, 2014.
(Note 3)	No fractional shares will be issued in connection with the Tokyo Electron Share Exchange. Shareholders of Tokyo Electron who would be entitled to receive fractional shares of HoldCo will receive in the alternative a cash payment calculated in accordance with the terms of the Tokyo Electron Share Exchange Agreement.

(partially omitted)

(Note 5)	HoldCo Share Exchange Ratio with respect to the Applied Materials Merger is as follows:

Number of HoldCo Ordinary Shares each Share of Applied Materials Common Stock will be Converted Into Pursuant to the Applied Materials Merger (See Note 5-1)	1
Total Number of HoldCo Ordinary Shares to be Issued to Applied Materials Stockholders in the Applied Materials Merger (See Note 5-2)	1,217,378,415

(Partially omitted)

(Note 5-2)	Number of new ordinary shares to be distributed by HoldCo to Applied Materials Stockholders (Scheduled) The above has been calculated based on Applied Materials’s total number of outstanding shares excluding treasury shares (1,217,378,415 shares) as of April 27, 2014.
(Note 5-3)	No fractional shares will be issued in connection with the Applied Materials Merger. Stockholders of Applied Materials who would be entitled to receive fractional shares of HoldCo will receive in the alternative a cash payment equal to such stockholder’s pro rata share of the proceeds of the fractional shares sold in a commercially reasonable manner.

(b) Appraisal Method of the consideration

(Pre-amendment)

(partially omitted)

(ii) Agency for the exchange

Following registration with the U.S. Securities and Exchange Commission and the listing of the shares on the TSE and Nasdaq, the ordinary shares of HoldCo offered in the Business Combination can be traded by holders through securities brokerage companies in Japan and the United States.

(the rest omitted)

(Post-amendment)

(partially omitted)

(ii)	Agency for the exchange

Following registration with the U.S. Securities and Exchange Commission and the listing of the shares on the TSE and Nasdaq, the ordinary shares of HoldCo can be traded through entities such as (a) securities companies that are Japan Securities Depository Center Inc. participants and can handle foreign shares, (b) U.S. or other securities companies that participate in the Depository Trust Company, and (c) other brokerages.

(the rest omitted)

(d)	Schedule of the Business Combination

(Pre-amendment)

Execution of the Business Combination Agreement	September 24, 2013
Execution of the Amendment Agreement	February 15, 2014
Date of the meeting of the board of the directors of Tokyo Electron to Execute the Tokyo Electron Share Exchange Agreement	To be determined
Notification Date for the Record Date of the respective shareholders meetings of Tokyo Electron and Applied Materials (Tokyo Electron, Applied Materials)	To be determined
Record Date of the respective shareholders meetings of Tokyo Electron and Applied Materials (Tokyo Electron, Applied Materials)	To be determined
Date of the respective shareholders meetings of Tokyo Electron and Applied Materials (Tokyo Electron, Applied Materials)	To be determined
Delisting Date (Tokyo Electron)	To be determined
Closing for the Tokyo Electron Share Exchange (Effective Date)	To be determined
Closing for the Business Combination (Effective Date)	To be determined
Listing Date of the HoldCo (TSE, First Section (foreign))	To be determined

(Note 1)	As soon as reasonably practicable following execution of the Business Combination Agreement, Tokyo Electron and Applied Materials will cause HoldCo to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission in connection with the issuance of HoldCo ordinary shares in the Business Combination and the proxy statement to be sent to Applied Materials’ stockholders in connection with the Applied Materials stockholders meeting to be held with respect to the Business Combination.

(Note 2)	As soon as reasonably practicable following execution of the Business Combination Agreement, Tokyo Electron will cause HoldCo to file a registration statement with the Japanese Financial Services Agency in connection with the issuance of HoldCo ordinary shares in the Business Combination.

(Note 3)	The pending schedule above is determined in connection with the effectiveness of the Form S-4 registration statement. The Companies will announce the pending schedule above when determined. The Companies expect the Business Combination to close in mid to second half of 2014.

(Post-amendment)

Execution of the Business Combination Agreement	September 24, 2013
Execution of the Amendment Agreement	February 15, 2014
Record Date of the shareholders meetings (Tokyo Electron)	March 31, 2014
Record Date of the shareholders meetings (Applied Materials)	May 9, 2014
Date of the meeting of the board of the directors of Tokyo Electron to Execute the Tokyo Electron Share Exchange Agreement	May 14, 2014
Date of the shareholders meetings (Tokyo Electron)	June 20, 2014
Date of the shareholders meetings (Applied Materials)	June 23, 2014
Delisting Date (Tokyo Electron)	September 18, 2014 (tentative) (see Note 1)
Closing for the Tokyo Electron Share Exchange (Effective Date)	September 24, 2014 (tentative) (see Note 2)
Closing for the Business Combination (Effective Date)	September 24, 2014 (tentative)
Listing Date of the HoldCo (TSE, First Section (foreign))	September 24, 2014 (tentative)

(Note 1)	The date of the delisting will be determined by the TSE considering the status of the finalization of the effective date of the Tokyo Electron Share Exchange. In response to the change of the effective date of the Tokyo Electron Share Exchange, the delisting date will also be changed.

(Note 2)	As described in the beginning section of this press release, the effective date set as of today is not final, and there is a possibility that the current effective date will be changed to a different date.

(Note 3)	Tokyo Electron will cause HoldCo to file a Japanese registration statement with the Japanese Financial Services Agency in connection with the issuance of HoldCo ordinary shares in the Business Combination early in June, 2014.

(Note 4)	In order to consummate the Business Combination, the approval of the Business Combination Agreement at a general meeting of shareholders of Applied Materials is required. The date of the general meeting of shareholders of Applied Materials to approve the Business Combination Agreement will be June 23, 2014 (California time).

(e)	Other contents of the Share Exchange Agreement

(Pre-amendment)

To be determined.

The counter party of the Tokyo Electron Share Exchange has not yet been incorporated as of the date of filing this Extraordinary Report and the Share Exchange Agreement will be excused in future.

(Post-amendment)

TEL SHARE EXCHANGE AGREEMENT

TEL JAPAN GK, a godo kaisha having its offices at 3-1 Akasaka 5-chome, Minato-ku, Tokyo (“TEL Exchange Sub”), and TOKYO ELECTRON LIMITED, a kabushiki kaisha having its offices at 3-1 Akasaka 5-chome, Minato-ku, Tokyo (“TEL”), hereby execute the following Share Exchange Agreement (hereinafter referred to as this “Agreement”) as of May 14, 2014 (the “Execution Date”). Immediately preceding the effective time of the TEL Share Exchange (as defined in Article 1 below), TEL Exchange Sub will become a wholly owned direct subsidiary of TEL-Applied Holdings B.V., a besloten vennootschap organized under laws of the Netherlands having its office at Kerkenbos 1015, Unit C, 6546 BB, Nijmegen, The Netherlands, which prior to the TEL Share Exchange shall have converted to a naamloze vennootschap (“HoldCo”).

ARTICLE 1 (SHARE EXCHANGE)

TEL Exchange Sub and TEL shall execute a share-for-share exchange as a result of which TEL Exchange Sub shall become the direct parent company of TEL and TEL shall become a wholly owned subsidiary of TEL Exchange Sub (the “TEL Share Exchange”). As a result of the TEL Share Exchange, TEL Exchange Sub will acquire all of the issued stock of TEL, other than any stock already owned by TEL Exchange Sub, if any, in exchange for ordinary shares, 0.01 euro nominal value per share, of HoldCo (the “HoldCo Ordinary Shares”) in the manner described in Article 2 below.

ARTICLE 2 (SHARES TO BE DELIVERED IN TEL SHARE EXCHANGE AND ALLOTMENT)

2.1	Upon consummation of the TEL Share Exchange, TEL Exchange Sub shall deliver to the shareholders of TEL (excluding, if applicable, TEL Exchange Sub) as of the time (the “Reference Time”) immediately preceding the time when TEL Exchange Sub acquires the entire issued stock of TEL (except the stock of TEL already owned by TEL Exchange Sub, if any) the number of HoldCo Ordinary Shares obtained by multiplying the total number of shares of common stock of TEL (“TEL Common Stock”) owned by the shareholders of TEL (other than TEL Exchange Sub) as of the Reference Time by 3.25 (the “TEL Exchange Ratio”).

2.2	Upon the execution of the TEL Share Exchange, TEL Exchange Sub shall allot to each shareholder of TEL (other than TEL Exchange Sub) as of the Reference Time the number of HoldCo Ordinary Shares obtained by multiplying the number of shares of TEL Common Stock owned by each such shareholder as of the Reference Time by the TEL Exchange Ratio.

2.3	Notwithstanding the foregoing, no fractional HoldCo Ordinary Shares shall be delivered in connection with the TEL Share Exchange. Accordingly, any holder of TEL Common Stock who would otherwise be entitled to receive a fraction of a HoldCo Ordinary Share (after aggregating all fractional HoldCo Ordinary Shares deliverable to such holder) at the Effective Date (as defined in Article 3 below) shall, in lieu of such fraction of a HoldCo Ordinary Share, be paid in cash the yen amount (rounded as necessary up to the nearest whole yen) equal to: (i) the fraction of a HoldCo Ordinary Share such TEL stockholder would otherwise have been entitled to receive pursuant to Section 2.2; multiplied by (ii) the quotient of (A) the volume-weighted average price per share of TEL Common Stock on the Tokyo Stock Exchange for the five consecutive trading days preceding (but not including) the date on which TEL Common Stock is delisted from the Tokyo Stock Exchange prior to the Effective Date divided by (B) the TEL Exchange Ratio.

ARTICLE 3 (EFFECTIVE DATE)

The TEL Share Exchange shall become effective at the later of 12:01 am JST on September 24, 2014 (hereinafter referred to as the “Effective Date”) or the time when each of conditions set forth in Article 6 is satisfied or waived on the Effective Date; provided, however, that the Effective Date may be modified upon consultation and agreement between TEL Exchange Sub and TEL in the event such modification is necessary under the applicable procedural requirements for the TEL Share Exchange or for other reasons.

ARTICLE 4 (CANCELLATION OF TREASURY STOCK)

TEL shall cancel all of its treasury stock held by TEL as of the Reference Time (including the treasury stock acquired by TEL as a result of the exercise of dissenting shareholders’ appraisal rights in connection with the TEL Share Exchange pursuant to Article 785, Paragraph 1 of the Companies Act (Act No. 86 of 2005) of Japan) pursuant to the approval of the TEL Board prior to the Effective Date in accordance with applicable laws and regulations.

ARTICLE 5 (AMENDMENT AND TERMINATION OF AGREEMENT)

During the period beginning on the Execution Date and ending on the Effective Date, this Agreement may be modified or terminated only upon mutual written agreement of both parties hereto after mutual consultation.

ARTICLE 6 (EFFECTIVENESS OF THE SHARE EXCHANGE)

The TEL Share Exchange shall become effective if each of the following conditions is satisfied or waived: (i) the approval of the TEL Share Exchange by the general meeting of shareholders of TEL and the competent authorities as required by applicable laws and regulations shall have been obtained; (ii) TEL Exchange Sub shall have become a wholly owned direct subsidiary of HoldCo; and (iii) TEL Exchange Sub shall have been able to deliver to TEL shareholders the number of HoldCo Ordinary Shares necessary to effect the TEL Share Exchange in accordance with the terms of this Agreement.

ARTICLE 7 (ACQUISITION OF HOLDCO ORDINARY SHARES BY TEL EXCHANGE SUB)

TEL Exchange Sub shall acquire sufficient HoldCo Ordinary Shares, without any security interests or other encumbrances, to deliver all HoldCo Ordinary Shares to be delivered in the TEL Share Exchange in accordance with Article 2 of this Agreement prior to the effective time of the TEL Share Exchange.

ARTICLE 8 (CONSULTATION)

Except as provided in this Agreement, any matter which is necessary for consummation of the TEL Share Exchange shall be determined through consultation and agreement between TEL Exchange Sub and TEL consistent with the purpose and intent of this Agreement.

ARTICLE 9 (GOVERNING LAW)

This Agreement shall be governed by and construed in accordance with the laws of Japan.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, two original copies of this Agreement have been prepared, and after affixing their seals on the date first written above, each party shall retain one copy.

TEL Exchange Sub

3-1 Akasaka 5-chome, Minato-ku, Tokyo TEL Japan GK
Representative Partner Tokyo Electron Limited
Executor (shokumu shikkousha) Tetsuro Higashi
/s/

TEL

3-1 Akasaka 5-chome, Minato-ku, Tokyo Tokyo Electron Limited Representative Director, Chairman, President &
Chief Executive Officer Tetsuro Higashi
/s/

5.	Corporate name, Address of Headquarter, Name of Representative, Amount of Capital reserve, Amount of Net Assets, Amount of Total Assets and Business Operation of the Wholly-Owning Parent of the Tokyo Electron Share Exchange

(Pre-amendment)

Corporate name	To be determined
Address of Headquarter	3-1 Akasaka 5-chome, Minato-ku, Tokyo (Scheduled)
Name of Representative	Representative Partner Tokyo Electron (Scheduled) Executor Tetsuro Higashi (Scheduled) Executor Hirofumi Kitayama (Scheduled)
Amount of Capital reserve	To be determined
Amount of Net Assets	To be determined
Amount of Total Assets	To be determined
Business Operation	Semiconductor Production Equipment, FPD Production Equipment, PV Production Equipment, and Electronic Components and Computer Networks (Scheduled)

(Post-amendment)

Corporate name	TEL Japan GK (see Note 1)
Address of Headquarter	3-1 Akasaka 5-chome, Minato-ku, Tokyo
Name of Representative	Representative Partner TEL-Applied Holdings B.V. (see Note 2) Executor Tetsuro Higashi (Scheduled) Executor Hirofumi Kitayama (Scheduled)
Amount of Capital reserve	To be determined
Amount of Net Assets	To be determined
Amount of Total Assets	To be determined

Business Operation	1.	To manufacture, purchase and sell electronic products and parts, materials and appurtenances thereof;

	2.	To manufacture, purchase and sell physical and chemical appliances and parts, materials and appurtenances thereof;

	3.	To conduct research, development and consulting with respect to electronic products, physical and chemical appliances and parts, materials and appurtenances thereof;

	4.	To acquire and transfer patents and other industrial property rights and to act as an agent in connection therewith; and

	5.	To engage in any other business related to the foregoing.

(Note 1)	The company name is as of the date of incorporation. Tokyo Electron and Applied Materials will change the name of Tokyo Electron Share Exchange Sub prior to, or in conjunction with, the closing of the Business Combination.
(Note 2)	The company’s name is as of the date of incorporation. Tokyo Electron and Applied Materials will change the name of HoldCo prior to, or in conjunction with, the closing of the Business Combination. In addition, prior to consummation of the Business Combination, HoldCo will be converted from a private limited liability company (besloten vennootschap) organized under the laws of the Netherlands to a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands.

8.	Future Outlook

(Pre-amendment)

There is no effect expected on Tokyo Electron’s business for this fiscal year as a result of the Business Combination.

(Post-amendment)

The predicted impact on Tokyo Electron’s business for this fiscal year as a result of the Business Combination has not yet been fixed.

Attachment 1

Structure of the Business Combination

Before Execution of the Business Combination Agreement

Current Status

Acquisition of Tokyo Electron Share Exchange Sub by HoldCo, and Incorporation of Applied Materials Merger Sub by Applied Materials

Tokyo Electron Share Exchange

Applied Materials Merger

After the Business Combination

Attachment 3

Description of Tokyo Electron and TEL Japan GK

		Tokyo Electron			TEL Japan GK
(1)	Company Name	Tokyo Electron Limited			TEL Japan GK
(2)	Address	3-1 Akasaka 5-chome, Minato-ku, Tokyo		3-1 Akasaka 5-chome, Minato-ku, Tokyo
(3)	Representative Director	Representative Director, Chairman, President and CEO Tetsuro Higashi		Representative Partner Tokyo Electron Executor Tetsuro Higashi Executor Hirofumi Kitayama
(4)	Business Operation			•	To manufacture, purchase and sell electronic products and parts, materials and appurtenances thereof;

				•	To manufacture, purchase and sell physical and chemical appliances and parts, materials and appurtenances thereof;

				•	To conduct research, development and consulting with respect to electronic products, physical and chemical appliances and parts, materials and appurtenances thereof;
• Semiconductor Production Equipment
• FPD Production Equipment

				•	To acquire and transfer patents and other industrial property rights and to act as an agent in connection therewith; and

				•	To engage in any other business related to the foregoing.

(5)	Capital Stock	JPY 54,961 million			JPY1,000,000
(6)	Established	April 6, 1951 (Incorporation)			May 1, 2014
November 11, 1963 (Start of Business)
(7)	Number of Issued Stock	180,610,911 (As of March 31, 2014)			Not Applicable
(8)	End of Fiscal Year	March 31			December 31
(9)	Headcounts	(Consolidated Basis) 12,304 (As of March 31, 2014)			Not Applicable
(Non-consolidated Basis) 1,542 (As of March 31, 2014)
(10)	Main Banks	• The Bank of Tokyo-Mitsubushi UFJ			Not Applicable
• Sumitomo Mitsui Banking Corporation
(11)	Major Shareholders (Major Partners) and Shareholding Ratio (Interest Ratio) (For Tokyo Electron, each shareholder’s shareholding ratio is calculated by dividing the number of shares held by shareholders as of March 31, 2014 by the total number of issued shares (excluding treasury shares) as of March 31, 2014.)	The Master Trust Bank of Japan, Ltd. (trust account)	10.68%
		Japan Trustee Services Bank, Ltd. (trust account)	6.51%
		Tokyo Broadcasting System Holdings, Inc.	4.31%
		The Bank of New York Mellon as Depositary Bank for DR Holders	3.74%
		Deutsche Bank Trust Company Americas	2.94%		HoldCo 100% (See Note 1)
		BNP Paribas	1.95%
		Mitsubishi UFJ Morgan Stanley	1.82%
		State Street Bank and Trust Company 505225	1.65%
		The Bank of New York Mellon SA/NV 10	1.64%
		Trust & Custody Services Bank, Ltd.	1.33%
(12)	Relationship between Tokyo Electron and TEL Japan GK

	Capital Relationship	TEL Japan GK will be incorporated as a wholly owned subsidiary of Tokyo Electron. Prior to the Tokyo Electron Share Exchange, TEL Japan GK will become a wholly owned subsidiary of HoldCo.
	Personnel Relationship	Tetsuro Higashi and Hirofumi Kitayama, Representative Directors of Tokyo Electron, will be Executors of TEL Japan GK.
	Business Relationship	No business relationship which should be disclosed between the Companies.
	Whether either company fall within the Related Party of the other	Not Applicable
(13)	Operating Results and Financial Status for the Latest 3 Years

Fiscal Year	Tokyo Electron (Consolidated Basis)			TEL Japan GK
	March 2012	March 2013	March 2014
Consolidated Net Assets	598,602	605,127	590,613
Consolidated Total Assets	783,610	775,527	828,591	Not Applicable
Consolidated Net Assets per Share	3,275.14	3,309.58	3,225.92
Consolidated Sales Amount	633,091	497,299	612,170
Consolidated Operating Income	60,443	12,548	32,204
Consolidated Ordinary Income	64,046	16,696	35,487
Consolidated Net Income (Δ Loss)	36,725	6,076	Δ 19,408
Consolidated Net Income per Share (Δ Loss)	205.04	33.91	Δ 108.31
Dividend per Share	80.00	51.00	50.00

(Note: Numbers are in millions of Japanese Yen; however, for Consolidated Net Assets per Share, Consolidated Net Income per Share and Dividend per Share, numbers are in Japanese Yen.)

(Note 1)	TEL Japan GK was incorporated as a wholly owned subsidiary of Tokyo Electron on May 1, 2014. Prior to the Share Exchange, Tokyo Electron Share Exchange Sub will become a wholly owned subsidiary of HoldCo.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of TEL-Applied Holdings B.V., a Dutch private limited liability corporation (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the Business Combination itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, corporate structures, transfer pricing policies, technology and employees and realize synergies, savings and growth expected to result from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”), Tokyo Electron’s filings with the Financial Services Agency of Japan and the registration statement on Form S-4 (the “Registration Statement”) filed with the SEC by HoldCo and declared effective on May 13, 2014. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

HoldCo has filed the Registration Statement with the SEC, which includes a definitive prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a definitive proxy statement of Applied Materials in connection with the Business Combination. The registration statement was declared effective by the SEC on May 13, 2014. Applied Materials and Tokyo Electron plan to provide to their respective stockholders or shareholders, as applicable, the definitive prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and, with respect to Applied Materials stockholders, the definitive proxy statement of Applied Materials in connection with the Business Combination. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE DEFINITIVE PROSPECTUS AND DEFINITIVE PROXY STATEMENT FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT APPLIED MATERIALS, TOKYO ELECTRON, HOLDCO, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, the definitive prospectus and the definitive proxy statement and other relevant materials and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC free of charge at the SEC’s web site at www.sec.gov. In addition, security holders may obtain free copies of the Registration Statement and other documents filed with the SEC from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) for media inquiries: Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, or by email at

telpr@tel.com; and for analyst inquiries: Tokyo Electron’s Investor Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7383, or by email at telir@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.com.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on January 21, 2014, and its Annual Report on Form 10-K for the fiscal year ended October 27, 2013, which was filed with the SEC on December 4, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination is included in the Registration Statement and definitive proxy statement and other relevant materials filed with the SEC when they become available.

About Applied Materials

Applied Materials, Inc. (Nasdaq: AMAT) is the global leader in providing innovative equipment, services and software to enable the manufacture of advanced semiconductor, flat panel display and solar photovoltaic products. Our technologies help make innovations like smartphones, flat screen TVs and solar panels more affordable and accessible to consumers and businesses around the world. Learn more at www.appliedmaterials.com.

About Tokyo Electron

Tokyo Electron Limited (TSE: 8035), established in 1963, is a global supplier of semiconductor and flat panel display production equipment, and a provider of technical support and services for semiconductor, flat panel display and photovoltaic panel production equipment worldwide. TEL has located research & development, manufacturing, sales, and service locations all over the world. http://www.tel.com